UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on approval of the sale of a 10% stake in NTS

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Rio de Janeiro, April 28 , 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on July 3, 2020, informs that the company's Board of Directors, at a meeting held today, approved the sale of its remaining 10% stake in Nova Transportadora do Sudeste S.A. (NTS) to Nova Infraestrutura Gasodutos Participações S.A., a company formed by Nova Infraestrutura Fundo de Investimentos em Participações Multiestratégia (FIP), an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda. and Itaúsa S.A., the current controlling shareholders of NTS. The signing of the purchase and sale agreement and the closing of the transaction will take place simultaneously in the next few days.

The value of the transaction is R$1.8 billion. Considering the discount of dividends, interest on equity and restitution through capital reduction received by Petrobras throughout 2020 and 2021 and the other adjustments provided for in the contract as per the base date, it is estimated that the cash inflow is R$ 1.5 billion, to be paid in full on the date of the signing and closing of the transaction.

This disclosure complies with Petrobras' divestment guidelines and the special regime of assets divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This operation is aligned with the Term of Cessation Commitment (TCC) signed with CADE in July 2019 to promote competition in the sector of natural gas in Brazil, as well as to the strategy of portfolio optimization and improvement of the Company’s capital allocation, aiming at maximizing value for our shareholders.

About NTS

NTS is a company that operates in the natural gas transportation sector, currently holding long-term authorizations to operate and manage a pipeline system of about 2,000 km and with capacity to transport 158.2 million m³/d of natural gas.

The NTS pipelines are located in the states of Rio de Janeiro, Minas Gerais and São Paulo (responsible for 50% of natural gas consumption in Brazil) and are connected to the Brasil-Bolivia pipeline, to the TAG transportation network, to the Baía de Guanabara LNG regasification terminal and to the processing plants of natural gas produced in the Campos Basin and in the Santos Basin pre-salt.

Currently, the other partners of NTS are FIP, an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., with equity stake of 82.35% and Itaúsa with 7.65% equity stake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer